CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS

of the

SERIES A CONVERTIBLE PREFERRED STOCK

of

AUTOSTRADA MOTORS, INC.

Autostrada Motors, Inc., a Utah corporation (the "Company") hereby certifies that the following resolutions were adopted by the Board of Directors of the Company pursuant to the authority of the Board of Directors pursuant to Section 16-10a-1002 of the Utah Revised Business Corporations Act.

RESOLVED, that pursuant to the authority granted to the Board of Directors in accordance with the provisions of the Company's Articles of Incorporation, the Board of Directors hereby creates, authorizes and provides for the issuance of a series of the Company's previously authorized Preferred Stock, par value $0.001 per share (the "Preferred Stock"), and hereby states the designation and number of shares, and fixes the relatives rights, preferences, privileges and restrictions thereof as follows:

1. Designation.

This series shall consist of two million (2,000,000) shares of Preferred Stock and shall be designated the "Series A Convertible Preferred Stock" (the "Series A Preferred Stock"). The face amount of each share of Series A Preferred Stock (each, a "Preferred Share" and collectively, the "Preferred Shares") shall be fifty cents ($0.50) (the "Stated Value").

2. Dividends.

The holders of the Series A Preferred Stock shall be entitled in any year out of the profits or surplus available for dividends to receive an annual six percent (6%) per share dividend (cumulative) based on their Stated Value, payable quarterly, in cash; provided, however, that the Company may elect, to pay dividends in shares of Common Stock. Dividends to be paid in shares of Common Stock shall be at fair market value (as determined by the Company's Board of Directors) but in no event less than Thirty Dollars ($30.00) per share on an annual basis. For all other dividends or distributions, holders of Series A Preferred Stock shall participate with holders of Common Stock on an as-converted basis.

3. Priority in Liquidation.

Upon the occurrence of a liquidation event (including a dissolution or winding up) of the Company, the assets available for distribution shall be paid ratably to the holders of Series A Preferred Stock in preference to holders of all other classes of stock, in an amount equal to the Stated Value plus accrued but unpaid dividends (if any). After the payment of the aforementioned preference, the balance of the proceeds shall be paid pro rata to holders of Series A Preferred Stock and Common Stock. A merger, acquisition or sale of voting control or sale of substantially all of the assets of the Company in which the shareholders of the Company immediately prior to such event do not own a majority of the outstanding shares of the surviving corporation shall be deemed to be liquidation for purposes of the liquidation preference, excluding the contemplated reorganization transaction involving the Company and Water Bank of America Inc., a Canadian corporation (the "WBOA Reorganization Transaction").

4. Conversion.

Each holder of Series A Preferred Stock shall have the right to convert, at any time and from time to time after issuance, all or any part of the Preferred Shares held by such holder into such number of fully paid and non-assessable shares of the Common Stock as is determined in accordance with the terms hereof.

The Series A Preferred Stock shall be automatically converted, on a one-for-one basis (subject to the anti-dilution adjustments described below), into the Company's Common Stock on the later of (i) the closing of the WBOA Reorganization Transaction, and (ii) six months and one day following the date of the final closing of the offering described in that certain Private Placement Memorandum dated June 14, 2006, by Water Bank of America Inc. (the "WBOA Offering"), provided there is then an effective registration statement on file with the Securities and Exchange Commission relating to the issuance and resale of all shares of the Company's Common Stock issuable on conversion of the Series A Preferred Stock offered thereby (or such earlier period provided there is then an effective registration statement with the Securities and Exchange Commission).

Each share of Series A Preferred Stock shall automatically convert into the Company's Common Stock, on a one-for-one basis (subject to certain anti-dilution adjustments) upon the consummation of an underwritten public offering by the Company at a valuation of the Company of at least $50 million and with aggregate proceeds in excess of $10 million, provided there is then an effective registration statement on file with the Securities and Exchange Commission relating to the issuance and resale of all shares of the Company's common stock issuable on conversion of the Series A Preferred Stock.

If for any reason the automatic conversion events have not occurred within two years following the closing of the WBOA Offering, then, so long as a holder of Series A Preferred Stock is not an affiliate of the Company, the Series A Preferred Stock shall automatically convert on such two-year anniversary date.

The one-for-one conversion ratio of the Series A Preferred Stock shall not be adjusted for issuances of common stock upon future grants of stock options to employees, directors or consultants under a stock option or restricted stock plan (providing for employee options in the aggregate not to exceed twenty-five percent (25%) of the Company's Common Stock on the closing date of the WBOA Offering, excluding six million (6,000,000) shares of the Company's Common Stock reserved for senior WBOA executive management thereunder). The conversion ratio of the Series A Preferred Stock shall also be subject to proportional anti-dilution adjustments in the event of a stock split or stock dividend.

5. Redemption Right.

There are no redemption rights for any of the Preference Shares.

6. Voting Rights.

The holders of the Series A Preferred Stock, as a group, shall be entitled to elect one representative on the Board of Directors and one representative on any committee of the Board of Directors. Except as required by law, Series A Preferred Stock shall vote on an as-converted basis and shall vote with the holders of Common Stock on all matters presented to the shareholders.

7. Registration Rights.

The Company shall use its best efforts to register the Common Stock underlying the Series A Preferred Stock for resale pursuant to a registration statement to be filed with the Securities and Exchange Commission not later than the day that is six months and one day following the final closing of the WBOA Offering unless there is already an effective registration statement on file with the Securities and Exchange Commission.

8. Protective Provisions.

So long as shares of Series A Preferred Stock are outstanding, the Company shall not, without first obtaining the written approval of the holders of not less than two-thirds (2/3rds) of the outstanding shares of Series A Preferred Stock:

(i) alter, change, modify or amend (x) the terms of the Series A Preferred Stock in any way, or (y) the terms of any other capital stock of the Company so as to affect adversely the Series A Preferred Stock;

(ii) create any new class or series of capital stock having a preference over the Series A Preferred Stock as to redemption or distribution of assets upon a liquidation, dissolution or winding up of the Company;

(iii) increase the authorized number of shares of Series A Preferred Stock;

(iv) re-issue any shares of Series A Preferred Stock that have been converted or redeemed in accordance with the terms hereof;

(v) purchase, redeem or otherwise acquire for value, or declare, pay or make any provision for any dividend or distribution with respect to junior securities, other than the repurchase of shares of Common Stock from employees upon the termination or such employees' employment or the payment of cash in lieu of fractional shares in the event of a stock split, stock dividend, reverse stock split or similar transaction; or

(vi) issue any Series A Preferred Stock except pursuant to the terms of the WBOA Offering.

In the event that the holders of two-thirds (2/3rds) or more of the outstanding shares of Series A Preferred Stock agree to allow the Company to alter or change the rights, preferences or privileges of the shares of Series A Preferred Stock pursuant to the terms hereof, then the Company shall deliver notice of such approved change to the holders of the Series A Preferred Stock that did not agree to such alteration or change (the "Dissenting Holders") and the Dissenting Holders shall have the right for a period of ten (10) trading days following such delivery to convert their Preferred Shares pursuant to the terms hereof as they existed prior to such alteration or change, or to continue to hold such Preferred Shares. No such change shall be effective to the extent that, by its terms, such change applies to less than all of the shares of Series A Preferred Stock then outstanding.

IN WITNESS WHEREOF, the Company has executed this Certificate as of the __ day of June, 2006.

AUTOSTRADA MOTORS, INC.

By: ______________________
Travis T. Jenson, Secretary